Exhibit 99.1

▶ NYSE-MKT, TSX: NG	NEWS RELEASE

NOVAGOLD Reports Discovery of 700-Meter Legacy Zone at Galore Creek
Drilling Extends Mineralization Substantially Beyond the Pit Limits

▶	27,900-Meter Drill Program Expected to Result in Increased Resource and Will Support Future Mine Design
▶	Significant Intercepts, Including 86 Meters Grading 1.31% Cu and 0.46 g/t Au, Lead to the Discovery of the New Legacy Zone Adjacent to Central Pit

February 25, 2013 — Vancouver, British Columbia — NOVAGOLD RESOURCES INC. (TSX, NYSE-MKT: NG) announced the results of a 27,873-meter resource in-fill and geotechnical drilling program conducted during 2012 on its 50%-owned Galore Creek project, a large copper-gold-silver project located in the Territory of the Tahltan Nation in northwestern British Columbia, Canada. The Galore Creek property is held by a partnership in which NOVAGOLD and Teck Resources Inc. (“Teck”) each own a 50% interest. NOVAGOLD published the Galore Creek Pre-Feasibility study (PFS) on July 27, 2011. The 2012 in-fill drilling campaign not only confirmed previously reported drill results but, more importantly, demonstrated the potential for substantial extension of the mineralized area beyond the limits of the current PFS pit. Additionally, Galore Creek Mining Company (GCMC), operator of the project, made a new discovery called the Legacy zone, a 700-meter long mineralized zone, as currently defined by drilling, that remains open in all directions and is located adjacent to the Central Pit.

The objectives of the 2012 drill program were to:

1)	Upgrade Inferred resources to Measured and Indicated classification;

2)	Obtain geotechnical data to support future mine planning and engineering; and

3)	Support preparation of a new resource estimate for feasibility-level mine planning and design.

GCMC completed 4,580 meters of geotechnical, hydrogeological, and overburden drilling to support future mine planning and engineering. In addition, a series of resource in-fill holes, totaling 23,293 meters, were completed within the Central Pit.

Highlights include:

▶	Discovery of the new Legacy zone; which includes the following intercepts:

GC12-0849 intersected 86 meters grading 1.31% copper, 0.46 g/t gold and 6.0g/t silver
GC12-0886 intersected 245 meters grading 0.83% copper, 0.15 g/t gold and 7.2 g/t silver
GC12-0877 intersected 101 meters grading 1.01% copper, 0.39 g/t gold and 5.6 g/t silver
GC12-0845 intersected 229 meters grading 0.55% copper, 0.17 g/t gold and 7.2 g/t silver

▶	Multiple significant intersections from the Central Pit (including Bountiful zone) resource in-fill program:

GC12-0847 intersected 122 meters grading 1.02% copper, 0.28 g/t gold and 9.1 g/t silver
GC12-0842 intersected 207 meters grading 0.84% copper, 0.21g/t gold and 9.3 g/t silver
GC12-0838 intersected 193 meters grading 0.59% copper, 0.18 g/t gold and 5.8 g/t silver

“Last year’s exploration program yielded excellent drill results with impressive widths and gold grades which have extended the mineralization well beyond the current pit,” said Greg Lang, NOVAGOLD’s President and Chief Executive Officer. “More importantly, 2012 drilling at Galore Creek led to the discovery of the new Legacy zone located in close proximity to the projected pit. With these positive drill results, we are now well positioned to update our reserves and resources and further improve the overall economics of this project as we pursue the sale of our share of this exceptional asset. If developed as envisioned in the PFS, Galore Creek is expected to become the largest and lowest-cost copper mine in Canada, one of the last geo-politically safe jurisdictions where copper miners can build new mines. This factor is particularly important considering the critical challenges copper miners face today in jurisdictions such as the Democratic Republic of Congo, Indonesia, Argentina, Mongolia and Peru.”

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The Galore Creek PFS outlined a large-scale open-pit mine with a conventional 95,000-tonne-per-day milling and concentrating facility. The PFS was based on Proven and Probable mineral reserves totaling 528 million tonnes grading 0.59% copper, 0.32 grams per tonne gold and 6.02 grams per tonne silver. Measured and Indicated mineral resources, exclusive of reserves totaled 287 million tonnes grading 0.33% copper, 0.27 grams per tonnes gold and 3.64 grams per tonne silver and Inferred mineral resources totaled 347 million tonnes grading 0.42% copper, 0.24 grams per tonne gold, and 4.28 grams per tonne silver. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The 2011 PFS, evaluated on a 100% basis, yielded a Net Present Value (“NPV7%”) of $837 million and $137 million on a pre-tax and post-tax basis, respectively using the base case metal price assumptions of US$2.65/lb copper, US$1,100/oz gold and US$18.50/oz silver and exchange rates of US$0.91 = Cdn$1.00. In the current commodity price environment, assuming US$3.50/lb copper, US$1,600/oz gold and US$30.00/oz silver and keeping the exchange rate the same as in the PFS, the NPV7% of Galore Creek would be assessed at $4,145 million and $2,383 million on a pre-tax and post-tax basis, respectively.

During 2012, a total of 46 resource in-fill drill holes totaling 23,293 meters were completed as part of the program and the Company received all assay results. Thirty-one drill holes encountered 59 high-grade mineralized intervals with the significant intercepts shown in Table 1 below.  Drilling in 2012 supports the extension of, and defines the northern limits of copper mineralization in the Bountiful Zone (see Figure 1 below).  Mineralization remains open at depth within and adjacent to the Central Pit. Four drill holes were abandoned prior to reaching their target depth.

The newly discovered Legacy zone, a 700-meter long mineralized zone, currently open in all directions and located approximately 300 meters north east of Bountiful and adjacent to the Central Pit, will be the focus of a 10,000 meter exploration drill program in 2013.  NOVAGOLD’s 50% share of Galore Creek’s 2013 budget is $8 million which includes updating the resource model with the latest 2012 drill results; as well as drilling to further define the extent of the Legacy mineralization, and assess its impact on future mine design.

Figure 1

Galore Creek model showing pit shapes, drill holes and changes to wireframes defining mineralization based on 2012 drilling.

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Table 1: Galore Creek Significant Drill Intervals

Hole ID	From (m)	To (m)	Al (m)	Cu %	Au g/t	Ag g/t	Area
GC12-0837	7.36	57.20	49.84	0.73	0.10	7.6	Legacy
GC12-0837	201.00	240.00	39.00	0.36	0.05	5.5	Legacy
GC12-0837	260.00	304.00	44.00	0.36	0.06	6.7	Legacy
GC12-0845	128.00	357.00	229.00	0.55	0.17	7.2	Legacy
GC12-0845	453.00	513.00	60.00	0.59	0.14	5.1	Legacy
GC12-0845	525.00	551.00	26.00	0.73	0.23	6.2	Legacy
GC12-0849	39.00	74.00	35.00	0.64	0.24	7.6	Legacy
GC12-0849	100.00	163.00	63.00	0.44	0.12	9.1	Legacy
GC12-0849	269.00	355.50	86.50	1.31	0.46	6.0	Legacy
GC12-0854	92.00	162.80	70.80	0.58	0.31	6.4	Legacy
GC12-0858	261.50	377.00	115.50	0.44	0.12	6.1	Legacy
GC12-0877	143.00	173.00	30.00	0.53	0.24	6.4	Legacy
GC12-0877	184.00	280.00	96.00	0.90	0.20	6.8	Legacy
GC12-0877	344.00	445.00	101.00	1.01	0.39	5.6	Legacy
GC12-0882	181.50	270.00	88.50	0.61	0.11	6.6	Legacy
GC12-0884	221.00	318.00	97.00	0.70	0.16	6.4	Legacy
GC12-0884	467.00	518.00	51.00	1.06	0.43	7.6	Legacy
GC12-0886	323.00	568.00	245.00	0.83	0.15	7.2	Legacy
GC12-0838	322.00	515.16	193.16	0.59	0.18	5.8	Bountiful
GC12-0838	550.42	606.04	55.62	0.42	0.09	5.9	Bountiful
GC12-0839	76.00	101.50	25.50	0.64	0.20	3.7	Bountiful
GC12-0839	143.00	187.00	44.00	0.47	0.22	4.0	Bountiful
GC12-0839	254.50	316.00	61.50	0.94	0.38	7.8	Bountiful
GC12-0843	56.00	134.00	78.00	0.35	0.07	5.3	Bountiful
GC12-0843	299.00	354.00	55.00	0.55	0.09	5.5	Bountiful
GC12-0843	452.00	480.00	28.00	0.60	0.14	6.4	Bountiful
GC12-0844	363.00	383.63	20.63	0.52	0.10	6.3	Bountiful
GC12-0844	453.90	489.00	35.10	0.81	0.30	12.3	Bountiful
GC12-0847	339.70	462.00	122.30	1.02	0.28	9.1	Bountiful
GC12-0847	528.50	685.70	157.20	0.42	0.23	4.7	Bountiful
GC12-0847	698.90	734.30	35.40	0.51	0.13	5.3	Bountiful
GC12-0851	28.10	79.00	50.90	2.40	0.17	14.3	Bountiful
GC12-0851	91.00	162.00	71.00	1.37	0.09	8.3	Bountiful
GC12-0851	234.00	299.00	65.00	0.56	0.15	6.1	Bountiful
GC12-0851	340.00	379.50	39.50	0.75	0.14	7.3	Bountiful
GC12-0851	534.00	584.90	50.90	0.38	0.12	7.1	Bountiful
GC12-0851	669.65	698.00	28.35	0.36	0.09	5.9	Bountiful
GC12-0856	119.50	185.00	65.50	0.43	0.06	4.7	Bountiful
GC12-0856	268.92	322.25	53.33	0.38	0.14	8.5	Bountiful
GC12-0862	24.00	48.20	24.20	0.36	0.13	2.9	Bountiful

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GC12-0867	439.25	516.00	76.75	0.44	0.17	4.1	Bountiful
GC12-0869	183.00	223.54	40.54	0.62	0.12	5.8	Bountiful
GC12-0872	228.00	273.00	45.00	0.66	0.09	4.6	Bountiful
GC12-0873	107.00	225.00	118.00	0.56	0.10	4.9	Bountiful
GC12-0878	158.00	211.00	53.00	0.40	0.07	5.2	Bountiful
GC12-0852a	34.00	57.50	23.50	1.95	0.51	11.1	Central - South
GC12-0868	24.00	82.80	58.80	2.86	1.22	10.5	Central - South
GC12-0868a	24.50	86.00	61.50	2.79	1.12	10.6	Central - South
GC12-0883	15.80	90.50	74.70	2.38	0.60	11.2	Central - South
GC12-0840	485.00	661.00	176.00	0.50	0.21	3.7	Central - North
GC12-0842	33.00	240.00	207.00	0.84	0.21	9.3	Central - North
GC12-0842	256.00	289.02	33.02	0.45	3.47	9.3	Central - North
GC12-0850	77.50	107.50	30.00	0.37	0.42	1.9	Central - North
GC12-0852	270.00	383.00	113.00	0.91	0.14	10.0	Central - North
GC12-0857	5.00	26.00	21.00	0.60	0.11	5.2	Central - North
GC12-0857	87.94	124.00	36.06	1.83	0.18	21.1	Central - North
GC12-0857	197.00	243.27	46.27	0.62	0.09	9.8	Central - North
GC12-0883	320.00	356.20	36.20	0.35	0.11	4.8	Central - North
GC12-0883	407.63	460.00	52.37	0.68	0.20	8.5	Central - North

Footnotes to Drill Interval Table:
1.	AI = Continuous Assayed Interval (meters)
2.	Results are core intervals and not true thickness.
3.	Significant interval defined as a minimum 20.0 meter Cu interval with average grade >0.35% Cu.
4.	Cutoff grade of 0.2% Cu.
5.	Internal dilution up to eight continuous meters of <0.2% Cu.
6.	Intervals of <20m and/or <0.35% Cu, not reported.
7.	Some rounding errors may occur.

Quality Control

The drill program and sampling protocol were managed by qualified persons employed by GCMC. The diamond drill holes were typically collared using HQ diameter drill core and reduced to NQ diameter during the drilling process. Samples were collected using a 0.5-meter minimum length and three-meter maximum length with 2.5-meters being the average sample length. Drill core recovery averaged 95%. Three quality control samples (one blank, one standard and one duplicate) were inserted into each batch of 20 samples. The drill core was sawn, with half sent to ALS Minerals in Terrace for sample preparation and the sample pulps forwarded to ALS Minerals’ North Vancouver facility for analysis. ALS Minerals is certified as ISO 9001:2008 and accredited to ISO / IEC 17025:2005 from the Standards Council of Canada.

Qualified Person

Erin Workman, Director of Technical Services for NovaCopper Inc., and a consultant to NOVAGOLD, is a Qualified Person as defined by National Instrument 43-101. Ms. Workman has reviewed the results of the drill program and confirmed that all procedures, protocols and methodologies used in the drill program conform to industry standards and approves the disclosure contained herein.

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About NOVAGOLD

NOVAGOLD is a well-financed precious metals company engaged in the exploration and development of mineral properties in North America. Its flagship asset is the 50%-owned Donlin Gold project in Alaska, one of the safest jurisdictions in the world. With approximately 39 million ounces1 of gold in the Measured and Indicated resource categories (541 million tonnes at an average grade of approximately 2.2 grams per tonne), Donlin Gold is regarded to be one of the largest, and most prospective known gold deposits in the world. According to the updated Feasibility Study, once in production, Donlin Gold should average approximately 1.5 million ounces of gold per year for the first five years, followed by decades of more than one million ounces per year. The Donlin Gold project has substantial exploration potential beyond the designed footprint which currently covers only three kilometers of an approximately eight-kilometer strike length of the property. Permitting is underway for the Donlin Gold project, a clearly defined process expected to take 3-4 years. NOVAGOLD also owns 50% of the Galore Creek copper-gold-silver project located in northern British Columbia. According to the 2011 Pre-Feasibility Study, Galore Creek is expected to be the largest copper mine in Canada, a tier-one jurisdiction, when it is put into production. NOVAGOLD is currently evaluating opportunities to sell all or a portion of its interest in Galore Creek and would apply the proceeds toward the development of Donlin Gold. NOVAGOLD has a strong track record of forging collaborative partnerships, both with local communities and with major mining companies.

Please note: As part of the rebranding, NOVAGOLD has converted its primary domain to .com from .net, therefore, our website can now be accessed at www.NOVAGOLD.com and all email formats within NOVAGOLD are now firstname.lastname@NOVAGOLD.com. Please update your contacts accordingly.

Scientific and Technical Information

Certain scientific and technical information contained herein with respect to Galore Creek is derived from the technical report entitled “Galore Creek Project British Columbia NI 43-101 Technical Report on Pre-Feasibility Study” dated effective July 27, 2011.  The Qualified Persons responsible for the preparation of the independent technical report are Robert Gill, P.Eng., Principal Consultant and Study Manager (AMEC Americas Limited), Greg Kulla, P. Geo., Principal Geologist (AMEC Americas Limited), Gregory Wortman, P. Eng., Technical Director Process (AMEC Americas Limited), Jay Melnyk, P. Eng. (AMEC Americas Limited), and Dana Rogers, P.E., Principal Tunnelling Engineer (Lemley International), each of whom are independent “qualified persons” as defined by NI 43-101.

Scientific and technical information contained herein with respect to Donlin Gold is derived from the “Donlin Creek Gold Project Alaska, USA NI 43-101 Technical Report on Second Updated Feasibility Study” compiled by AMEC.  Kirk Hanson, P.E., Technical Director, Open Pit Mining, North America, (AMEC, Reno), Gordon Seibel, R.M. SME, Principal Geologist, (AMEC, Reno), Tony Lipiec, P.Eng. Manager Process Engineering (AMEC, Vancouver) are the Qualified Persons responsible for the preparation of the independent technical report, each of whom are independent “qualified persons” as defined by NI 43-101.

NOVAGOLD Contact:

Mélanie Hennessey
Vice President, Corporate Communications

Erin O’Toole
Analyst, Investor Relations

604-669-6227 or 1-866-669-6227

1 Measured and indicated resources of 0.63 million ounces and 38.38 million ounces respectively (541 million tonnes at an average grade of approximately 2.2 grams per tonne) are inclusive of 0.57 million ounces proven and 33.28 million ounces probable reserves (504.8 million tonnes at an average grade of approximately2.09 grams per tonne).

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Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, the timing of permitting and potential development of Donlin Gold, statements relating to NOVAGOLD’s future operating and financial performance, outlook, and the potential sale of all or part of NOVAGOLD’s interest in Galore Creek are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration results and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; completion of transactions; market prices for precious and base metals; intended use of proceeds; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NOVAGOLD’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold Corporation and Teck Resources Limited for the continued exploration and development of the Donlin Gold and Galore Creek properties; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risk and uncertainties disclosed in NOVAGOLD’s Annual Information Form for the year-ended November 30, 2012, filed with the Canadian securities regulatory authorities, and NOVAGOLD’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NOVAGOLD reports and documents filed with applicable securities regulatory authorities from time to time. NOVAGOLD’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NOVAGOLD assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cautionary Note to United States Investors

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this press release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission ("SEC”), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource” does not equate to the term "reserves”. Under U.S. standards, mineralization may not be classified as a "reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources”, "indicated mineral resources” or "inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves” by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource” exists or is economically or legally mineable. Disclosure of "contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves” are also not the same as those of the SEC, and reserves reported by NOVAGOLD in compliance with NI 43-101 may not qualify as "reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

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